                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-17023

                                1,000,000 SHARES

                          BIRMINGHAM STEEL CORPORATION

                                  COMMON STOCK

                            ------------------------

     This Prospectus relates to 1,000,000 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock") being offered by Birmingham Steel Corporation, a Delaware corporation (the "Company").

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "BIR." On January 16, 1997, the last reported sale price of the Common Stock as reported on the NYSE was $19.75 per share.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                        PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

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                                                           Underwriting
                                        Price to           Discounts and         Proceeds to
                                         Public           Commissions(1)         Company(2)
-------------------------------------------------------------------------------------------------
Per Share.........................        $19.625             $.4375              $19.1875
-------------------------------------------------------------------------------------------------
Total.............................      $19,625,000          $437,500            $19,187,500
-------------------------------------------------------------------------------------------------
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

(1) See "Underwriting."
(2) Before deducting expenses estimated at $66,339.66, which are payable by the Company.

                            ------------------------

     The shares of Common Stock are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, and subject to its right to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made in New York, New York, on or about January 23, 1997.

                            ------------------------
                            PAINEWEBBER INCORPORATED
                            ------------------------
                THE DATE OF THIS PROSPECTUS IS JANUARY 16, 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                             ---------------------

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The shares of the Company's Common Stock are listed on the New York Stock Exchange Inc. ("NYSE"). Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. In addition, the Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the Commission.

     This Prospectus, which constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996, as amended as of January 15, 1997, (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, (iii) the Company's Current Report on Form 8-K, dated December 12, 1996, as amended as of January 15, 1997, and (iv) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A as filed with the Commission on January 22, 1988.

     All documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof. Any statement contained in a document incorporated or deemed to be incorporated by reference hereto shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered upon the written or oral request of any such person, a copy of any of the above documents (excluding exhibits to such documents, unless such exhibits are specifically incorporated by reference therein). Such requests should be directed to Catherine W. Pecher, Vice President and Secretary, Birmingham Steel Corporation, 1000 Urban Center Drive, Suite 300, Birmingham, Alabama 35242-2516 (telephone (205) 970-1200).

                                  THE COMPANY

     Birmingham Steel Corporation (the "Company") is a manufacturer of commodity grade steel products and high quality rod, bar and wire products. The Company operates four non-union mini-mills located across the United States that produce primarily steel reinforcing bar ("rebar") and merchant products on a low-cost basis. The Company also specializes in manufacturing high quality steel rod, bar and wire products from semi-finished billets at its American Steel and Wire ("ASW") subsidiary. The Company, through its rebar/merchant facilities, produces carbon steel rebar products sold primarily to independent fabricators for use in the construction industry, and merchant products which include rounds, flats, squares, strip, angles and channel which are sold to fabricators, steel service centers and original equipment manufacturers for use in general industrial applications. The Company's principal executive offices are located at 1000 Urban Center Drive, Suite 300, Birmingham, Alabama, and its telephone number is
(205) 970-1200.

                              RECENT DEVELOPMENTS

     On December 20, 1996, the U.S. District Court for the Northern District of California approved the terms of the Settlement and Release Agreement (the "Settlement Agreement") between Barbary Coast Steel Corporation, a wholly owned subsidiary of the company ("BCSC"), and various other parties to the action styled IMACC Corporation v. Warburton, et al., in which BCSC was both a defendant and counter-claimant. The claims in this case were brought under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") with respect to property which is adjacent to BCSC's closed steel facility in Emeryville, California on which an industrial drum and barrel reconditioning facility operated from the 1940's until 1991 (the "IMACC/Emeryville Property"). The Settlement Agreement provides, among other things, that IMACC will pay to BCSC $250,000 in respect of BCSC's counter-claims and that BCSC will then contribute $380,000 to an escrow account to be established for the payment and reimbursement of costs incurred to remediate the contaminated property immediately adjacent to the BCSC property. The parties to the Settlement Agreement will dismiss their respective claims and counter-claims against each other, and BCSC is presently negotiating mutual release agreements with the other parties in the action.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Shares offered by the Company are estimated to be $19,121,161. The Company will use all of the proceeds from the sale of the Shares to finance certain payments made by it under that certain Contribution Agreement (the "Contribution Agreement"), dated as of November 15, 1996, among IVACO, Inc., a Canadian corporation ("IVACO"), Atlantic Steel Industries, Inc., a New York corporation ("Atlantic"), the Company and Birmingham Southeast, LLC, a Delaware limited liability company ("Birmingham Southeast"), pursuant to which the Company and Atlantic formed Birmingham Southeast to own and operate a steel making facility located in Jackson, Mississippi, formerly owned by the Company, and a steel making facility located in Cartersville, Georgia, formerly owned by Atlantic, a subsidiary of IVACO. The Company's remaining financial obligations under the Contribution Agreement will be funded using available cash from operations and the Company's bank lines of credit. The Company currently has $185 million in available bank lines of credit, of which approximately $122 million had been drawn as of December 31, 1996, and of which approximately $63 million were available for use by the Company as of that date. See "The Transaction."

                                THE TRANSACTION

     The transactions contemplated by the Contribution Agreement (the "Transaction") were completed on December 3, 1996. In the Transaction, the Company contributed to Birmingham Southeast substantially all of the operating assets of a steel making facility located in Jackson, Mississippi, consisting primarily of real property, and $43.3 million in cash, in exchange for 85% of the membership interest in Birmingham Southeast, and Atlantic contributed substantially all of the operating assets of a steel making facility located in

Cartersville, Georgia, consisting primarily of real property, in exchange for 15% of the membership interest in Birmingham Southeast and $43.3 million in cash.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. As of December 31, 1996, 28,657,110 shares of the Company's Common Stock were issued and outstanding, including 1,060,940 shares held in treasury, and an aggregate of 593,000 shares were reserved for issuance pursuant to the Company's stock compensation plans. The following description of the capital stock is qualified in all respects by reference to the Restated Certificate of Incorporation, as amended, and By-laws, as amended, of the Company, copies of which are on file at the Company's principal executive offices.

COMMON STOCK

     The holders of Common Stock, subject to such rights as may be granted to the holders of Preferred Stock, elect all directors and are entitled to one vote per share. All shares of Common Stock participate equally in dividends when, as and if declared by the Board of Directors and share ratably, subject to the rights and preferences of any Preferred Stock, in net assets on liquidation. Shares prior to this offering are and shares to be outstanding upon completion of this offering will be duly authorized, validly issued, fully paid and nonassessable by the Company upon issuance. The shares of Common Stock have no preference, conversion, exchange, preemptive or cumulative voting rights.

PREFERRED STOCK

     The Company is authorized to issue 5,000,000 shares of Preferred Stock, par value $.01 per share, none of which is outstanding. Preferred Stock may be issued from time to time by the Board of Directors of the Company, without stockholder approval, in such series and with such preferences, conversion, redemption or other rights, voting powers, rights and preferences upon liquidation, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors in the resolution authorizing the issuance. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of shares of Common Stock; for example, the issuance of Preferred Stock could result in a class of securities outstanding that would have certain preferences with respect to dividends and in liquidation over the Common Stock, and that might enjoy certain voting rights, contingent or otherwise, in addition to those of the Common Stock, and that could result in a dilution of the voting rights, net income per share and net book value of the Common Stock. In addition, while the Board of Directors has no current intention of doing so, the ability of the Board of Directors to issue shares of preferred stock and to set the voting rights, designations, preferences, qualifications, limitations and restrictions thereof without further stockholder action could be utilized as an anti-takeover measure and thwart a takeover attempt, notwithstanding the desire of stockholders to change management or accept a takeover proposal. As of the date of this Prospectus, the Company's management is not aware of any efforts to take over or acquire control of the Company.

RIGHTS AGREEMENT

     On January 16, 1996, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of the Company at a price of $74 per one one-hundredth of a share of Series A Preferred Stock, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of January 16, 1996, as the same may be amended from time to time, between the Company and First Union National Bank of North Carolina, as Rights Agent.

     The Rights are exercisable only after a person (other than the Company or its employee benefit plans), together with all persons acting in concert with it, has acquired 10% or more of the Common Stock, or has commenced a tender offer for 10% or more of the Common Stock. If the Company engages in certain business combinations or a 10% shareholder engages in certain transactions with the Company, the Rights become exercisable for the Common Stock or common stock of the corporation acquiring the Company (as the case may be) at 50% of the then market price. Any Rights that are or were beneficially owned by a person who has acquired 10% or more of the Common Stock and who engages in certain transactions or realizes the benefits of certain transaction with the Company will become void. The Company may redeem the Rights at a specified price at any time until ten business days after public announcement that a person has acquired 10% or more of the outstanding shares of Common Stock. The Rights will expire on January 16, 2006, unless earlier redeemed by the Company. Unless the Rights have been previously redeemed, all shares of Common Stock issued by the Company will include Rights, including the Common Stock offered hereby.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors since (subject to the limitations described above) the Rights may be redeemed by the Company at the Redemption Price prior to the Distribution Date. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors.

CERTAIN PROVISIONS OF THE BY-LAWS

     The By-laws provide that special meetings of stockholders may be called by the chairman or by a majority of the Board of Directors. The By-laws also establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings or special meetings of stockholders. In general, notice of intent to nominate a director or of other stockholder proposals must be received by the secretary of the Company not less than 60 nor more than 90 days prior to the date of the first anniversary of the preceding year's annual meeting, and must contain certain specified information concerning the person to be nominated. There are similar notice requirements for special meetings of stockholders. The existence of these provisions in the Company's By-laws may have the effect of discouraging a change in control of the Company and limiting shareholder participation in certain transactions or circumstances by limiting shareholders' participation to annual and special meetings of shareholders and making such participation contingent upon adherence to certain prescribed procedures.

DELAWARE ANTI-TAKEOVER LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of a corporation's outstanding voting stock without the prior approval of the corporation's board of directors) for three years following the date that such stockholder became an "interested stockholder." The current stockholders of the Company may not, by virtue of their current holdings, be deemed to be "interested stockholders" under this statute. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.

REGISTRAR AND TRANSFER AGENT

     The Company's registrar and transfer agent is First Union National Bank of North Carolina, Charlotte, North Carolina.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement between the Company and PaineWebber Incorporated (the "Underwriter"), the Underwriter has agreed to purchase from the Company all of the shares of Common Stock offered hereby.

     The Underwriting Agreement provides that the obligations of the Underwriter thereunder are subject to approval of certain legal matters by counsel for the Company and to various other conditions. The nature of the Underwriter's obligations is such that, if any of the foregoing shares of Common Stock are purchased by the Underwriter, all such shares must be so purchased. A copy of the form of Underwriting Agreement is an exhibit to the Registration Statement of which this Prospectus is a part.

     The Company has been advised that the Underwriter proposes to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such public offering price less a concession not in excess of $.25 per share. The Underwriter may allow, and the selected dealers may re-allow, a concession, not in excess of $.10 a share to certain other dealers. After the initial offering to the public, the offering price and other selling terms may be changed.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriter may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the shares of Common Stock offered will be passed upon for the Company by Balch & Bingham LLP, Birmingham, Alabama. Certain legal matters in connection with this offering are being passed upon for the Underwriters by Shereff, Friedman, Hoffman & Goodman, LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements (and schedules) of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended June 30, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Statements contained or incorporated in this Prospectus which are not purely historical or which might be considered an opinion or projection concerning the Company or its business, whether express or implied, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements expressing the Company's expectations, hopes, anticipations, intentions, plans or strategies regarding the future. All forward-looking statements included or incorporated in this Prospectus are based upon information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. It is important to note that the Company's actual results could differ materially from those described or implied in such forward-looking statements. Among the factors that could cause actual results to differ materially are the factors described in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, under the caption "Risk Factors That May Affect Operating Results," which report is incorporated herein by reference. Consideration should also be given to the risks and qualifications described from time to time in the Company's reports on Forms 10-Q, 8-K, 10-K, and Annual Report to Stockholders.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Information
  by Reference........................    2
The Company...........................    3
Recent Developments...................    3
Use of Proceeds.......................    3
The Transaction.......................    3
Description of Capital Stock..........    4
Underwriting..........................    6
Legal Matters.........................    6
Experts...............................    6
Special Note Regarding Forward-Looking
  Statements..........................    6

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                                1,000,000 SHARES

                                BIRMINGHAM STEEL
                                  CORPORATION

                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS

                            ------------------------
                            PAINEWEBBER INCORPORATED

                            ------------------------
                                JANUARY 16, 1997

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